Thomas E. Powell Senior Vice President and Chief Financial Officer	Teleflex Incorporated 155 South Limerick Road Limerick, PA 19468 USA Phone: 610-948-2829 Fax: 610-948-1702 www.teleflex.com

October 19, 2012

VIA FACSIMILE AND OVERNIGHT MAIL

Kevin L. Vaughn, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Teleflex Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the Quarter Ended July 1, 2012
Filed July 31, 2012
File No. 001-05353

Dear Mr. Vaughn:

This letter responds to your October 5, 2012 letter to the undersigned, which sets forth the comments of the staff of the Securities and Exchange Commission regarding our annual report on Form 10-K for the fiscal year ended December 31, 2011, and our quarterly report on Form 10-Q for the quarter ended July 1, 2012. For your convenience, we have included each of the staff’s comments in italics before the corresponding response.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Estimates. page 46

Accounting for Allowance for Doubtful Accounts, page 46

1.	We note that as a result of providing extended or delayed payment plans in Europe, your receivables to customers in those countries increased during the ended December 31, 2011. Additionally, we note your disclosure that you are engaging in a more robust risk assessment for these customers. Please revise future filings to summarize the additional procedures you are undertaking to evaluate the risks and collectability of these receivables.

Kevin L. Vaughn, Accounting Branch Chief

October 18, 2012

Response:

As noted in the referenced discussion, “our customers, particularly in the European region, have extended or delayed payments for products and services.” In addition, please note that our enhanced risk assessment efforts were not limited to European customers.

As requested by the staff, we will expand our disclosure in future filings to address our enhanced customer risk assessment efforts. While our actual disclosures in future filings will be based on facts and circumstances then existing, we intend to include in our discussion of accounting for the allowance for doubtful accounts under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates,” the following form of disclosure:

In light of the disruptions in global economic markets that began in the fourth quarter of 2008 and have continued through 2012, we have instituted enhanced measures to facilitate customer-by-customer risk assessment when estimating the allowance for doubtful accounts. Such measures include, among others, monthly credit control committee meetings, at which customer credit risks are identified after review of, among other things, accounts that exceed specified credit limits, payment delinquencies and other customer problems. In addition, for some of our non-government customers, we have instituted measures designed to reduce our risk exposures, including issuing dunning letters, reducing credit limits, requiring that payments accompany orders and instituting legal action with respect to delinquent accounts. With respect to government customers, we evaluate receivables for potential collection risks associated with the availability of government funding and reimbursement practices.

Some of our customers, particularly in Europe, have extended or delayed payments for products and services already provided. Collectability concerns regarding our accounts receivable from these customers, for the most part in Greece, Italy, Spain and Portugal, is the primary cause for the increase in the allowance. If the financial condition of these customers or the healthcare systems in these countries continue to deteriorate such that the ability of an increasing number of customers to make payments is uncertain, additional allowances may be required in future periods.

Kevin L. Vaughn, Accounting Branch Chief

October 18, 2012

Form 10-Q for the quarterly period ended July 1, 2012

Item 2. Management’s Discussion and Analysis of Financial. Condition and Results of Operations, page 35

Change in Reporting Segments and Business Unit Structure, page 36

2.	We note that a result of the change in your North American reporting units you recognized a goodwill impairment charge of $332 million during the first quarter of 2012. Please revise future filings to expand your MD&A to discuss whether your reorganization and related impairment charges affected your expectations regarding your future operating results and liquidity. Please also discuss the primary underlying factors that resulted in the goodwill impairment charges.

Response:

We recognize that in many situations a goodwill impairment charge is an indication that there were underlying factors that would imply a possible reduction in future operating results and liquidity. However, with respect to the impairment charge of $332 million that we recorded in the first quarter of 2012, there is no reduction in our expectation of future operating results or liquidity. Rather, as explained below, the impairment charge was a result of the mechanical application of accounting guidance contained in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Section 350-20-35 to each of the five new reporting units created out of the North American reporting unit.

As disclosed in “Management’s Discussion and Analysis of Financial Conditions and Results of Operation – Critical Accounting Estimates – Goodwill,” in our Form 10-K for the year ended December 31, 2011, the fair value of the North American Medical Reporting Unit exceeded its carrying value only to a limited extent. In applying the Step 1 test under ASC Section 350-20-35 to each of the reporting units, we allocated goodwill among the five reporting units based on their relative fair values, as required under ASC Paragraph 350-20-35-45. The allocation of the historical carrying values of the net assets other than goodwill to the five reporting units was based on specific identification and their respective operating activities. The resulting relative allocation of the carrying amounts was different from the allocation of the relative fair value.

Accordingly, while there was very little change in the total fair value and carrying value of the sum of the five reporting units compared to the North American reporting unit, the relative values were different for each of the five new reporting units. For some reporting units the fair value exceeded the carrying value, while in other situations the carrying value exceeded fair value, which led to the application of the Step 2 test.

We emphasize that the results of the Step 1 test did not reflect any change in management’s assessment of the North American segment’s profitability or liquidity.

Kevin L. Vaughn, Accounting Branch Chief

October 18, 2012

Indeed, in performing its analysis, management used projections in the first quarter of 2012 which indicated substantially the same performance as compared to the performance reflected in the projections used in connection with our fourth quarter 2011 impairment test. Moreover, the magnitude of the goodwill impairment charge was principally due to the fact that, in applying the Step 2 impairment test under ASC Section 350-20-35, the implied fair values assigned to net assets other than goodwill substantially exceeded their book values, which caused a concomitant reduction in the implied fair value of goodwill. The goodwill impairment charge was primarily attributable to the reduction in the implied fair value of goodwill resulting from the increase in the implied fair value of the other net assets of the three affected reporting units.

For the periods in which the charge of $332 million for the impairment of goodwill is included in our income statement, we intend to add the following form of disclosure to the end of the referenced paragraph:

The impairment charge does not reflect any significant business change or any change in our expectations regarding the future operating results or liquidity of the North American segment. Rather, it is attributable to the creation of five new reporting units out of the North American reporting unit. In the fourth quarter of 2011 we determined the fair value of the North American reporting unit exceeded the carrying value, and thus there was no further analysis to determine if there was an impairment of goodwill. In the first quarter of 2012, we determined the relative fair values of each reporting unit and allocated the goodwill assigned to the North American reporting unit to each of the new reporting units based on relative fair value. We subsequently allocated other net assets to the reporting unit based on specific identification and their respective operating activities. The resulting allocation of the carrying amounts was different from the allocation of the relative fair value. Accordingly, while there was very little change in the total fair value and carrying value of the sum of the five reporting units compared to the North American reporting unit, the relative values were different for each of the five new reporting units. For some reporting units the fair value exceeded the carrying value, and in other situations the carrying value exceeded fair value of the reporting unit, which resulted in further analysis to determine the implied fair value of the goodwill and the resulting impairment charge. This charge was primarily attributable to the fact that the fair value of other assets increased which results in a decrease in the assumed fair value of goodwill.

As requested by the staff, Teleflex Incorporated (the “Company”) acknowledges the following with regard to its annual report on Form 10-K for the fiscal year ended December 31, 2011, and its quarterly report on Form 10-Q for the quarter ended July 1, 2012 (the “Filings”)

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

Kevin L. Vaughn, Accounting Branch Chief

October 18, 2012

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned at (610) 948-2829.

Sincerely,

/s/ Thomas E. Powell

Thomas E. Powell

Senior Vice President and

Chief Financial Officer